UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

HCA Holdings, Inc.

(as successor to HCA Inc.)

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

40412C101

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40412C101	Page 2 of 9

1.	Name of Reporting Person Bain Capital Integral Investors 2006, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) - PN

CUSIP No. 40412C101	Page 3 of 9

1.	Name of Reporting Person BCIP TCV, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 40412C101	Page 4 of 9

1.	Name of Reporting Person Bain Capital Hercules Investors, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 40412C101	Page 5 of 9

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G/A relates is HCA Holdings, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at One Park Plaza, Nashville, Tennessee 37203.

Item 2(a).	Name of Person Filing

This statement is being filed on behalf of the following (collectively, the “Reporting Persons”): (1) Bain Capital Integral Investors 2006, LLC, a Delaware limited liability company (“Integral Investors”), (2) BCIP TCV, LLC, a Delaware limited liability company (“BCIP TCV”), and Bain Capital Hercules Investors, LLC, a Delaware limited liability company (“Hercules”).

Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”), is the administrative member of each of Integral Investors, BCIP TCV, and Hercules.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 16, 2016, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b).	Address of Principal Business Office, or, if None, Residence

The principal business address of each of the Reporting Persons and BCI is 200 Clarendon Street, Boston, MA 02116.

Item 2(c).	Citizenship

Each of the Reporting Persons and BCI is organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G/A relates is Common Stock, $0.01 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 40412C101.

CUSIP No. 40412C101	Page 6 of 9

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

Item 4(a).	Amount beneficially owned

This Schedule 13G/A is being filed on behalf of the Reporting Persons. As of the close of business on December 31, 2015, the Reporting Persons do not beneficially own any shares of the Common Stock of the Company.

Item 4(b).	Percent of class

See Item 4(a) hereof.

Item 4(c).	Number of shares as to which the person has:

(i) sole power to vote or to direct the vote:

Integral Investors	0
BCIP TCV	0
Hercules	0

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of:

Integral Investors	0
BCIP TCV	0
Hercules	0

(iv) shared power to dispose or to direct the disposition of: 0

CUSIP No. 40412C101	Page 7 of 9

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

CUSIP No. 40412C101	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 16, 2016

BAIN CAPITAL INTEGRAL INVESTORS 2006, LLC
By: Bain Capital Investors, LLC, its administrative member

BCIP TCV, LLC
By: Bain Capital Investors, LLC, its administrative member

BAIN CAPITAL HERCULES INVESTORS, LLC
By: Bain Capital Investors, LLC, its administrative member

By:	/s/ John Connaughton
Name: John Connaughton
Title: Managing Director

CUSIP No. 40412C101	Page 9 of 9

Exhibit A

Agreement Regarding the Joint Filing of Schedule 13G/A

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G/A to which this Exhibit is attached, and such Schedule 13G/A is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 16, 2016

BAIN CAPITAL INTEGRAL INVESTORS 2006, LLC
By: Bain Capital Investors, LLC, its administrative member

BCIP TCV, LLC
By: Bain Capital Investors, LLC, its administrative member

BAIN CAPITAL HERCULES INVESTORS, LLC
By: Bain Capital Investors, LLC, its administrative member

By:	/s/ John Connaughton
Name: John Connaughton
Title: Managing Director